SEC 1745  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
          INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
(02-02)   RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.





                                  UNITED STATES                OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION      OMB Number:
                                                               3235-0145
                             WASHINGTON, D.C. 20549            Expires: December
                                                               31, 2005
                                  SCHEDULE 13G                 Estimated average
                                 (RULE 13D-102)                burden hours per
                                                               response. . 11



             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             PERFECTDATA CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    713727105
                                 (CUSIP Number)

                                  JUNE 21, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]  Rule 13d-1(b)
  [X]  Rule 13d-1(c)
  [ ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 713727105

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Potomac Capital Management LLC
     13-3984298

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (A) [  ]
     (B) [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF             5.   SOLE VOTING POWER
SHARES                     0
BENEFICIALLY
OWNED BY              6.   SHARED VOTING POWER
EACH                       1,429,125
REPORTING
PERSON WITH           7.   SOLE DISPOSITIVE POWER
                           0

                      8.   SHARED DISPOSITIVE POWER
                           1,429,125

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,429,125 shares of common stock consisting of 1,143.3 shares of Series B Convertible Preferred Stock ("B Shares") convertible into an aggregate of 1,143,300 shares of common stock and warrants to purchase 285,825 shares of common stock ("Warrants").


     (a) Potomac Capital Partners LP owns 504.2 B Shares and Warrants to purchase 126,050 shares of common stock, representing 8.7%;
     (b) Pleiades Investment Partners-R, LP owns 335 B Shares and Warrants to purchase 83,750 shares of common stock, representing 6.0%; and
     (c) Potomac Capital International Ltd. owns 304.1 B Shares and Warrants to purchase 76,025 shares of common stock, representing 5.5%.

     Please see Exhibit A attached hereto.

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.8%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC; OO (Limited Liability Company)

                               CUSIP NO. 713727105

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Potomac Capital Management Inc.
     13-3984786

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (A) [ ]
     (B) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF             5.   SOLE VOTING POWER
SHARES                     0
BENEFICIALLY
OWNED BY              6.   SHARED VOTING POWER
EACH                       1,429,125
REPORTING
PERSON WITH           7.   SOLE DISPOSITIVE POWER
                           0

                      8.   SHARED DISPOSITIVE POWER
                           1,429,125


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,429,125 shares of common stock consisting of 1,143.3 shares of Series B Convertible Preferred Stock ("B Shares") convertible into an aggregate of 1,143,300 shares of common stock and warrants to purchase 285,825 shares of common stock ("Warrants").

     (a) Potomac Capital Partners LP owns 504.2 B Shares and Warrants to purchase 126,050 shares of common stock, representing 8.7%; (a) Potomac Capital Partners LP owns 504.2 B Shares and Warrants to purchase 126,050 shares of common stock, representing
     (b) Pleiades Investment Partners-R, LP owns 335 B Shares and Warrants to purchase 83,750 shares of common stock, representing 8.7%; 6.0%; and
          (b) Pleiades Investment Partners-R, LP owns 335 B Shares and Warrants to purchase 83,750 shares of common stock,
     (c) Potomac Capital International Ltd. owns 304.1 B Shares and Warrants to purchase 76,025 shares of common stock, representing 6.0%; representing 5.5%. (c) Potomac Capital International Ltd. Owns 304.1 B Shares and Warrants to purchase 76,025 shares of common stock, representing 5.5% Please see Exhibit A attached hereto.

     Please see Exhibit A attached hereto.

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     17.8%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     HC; CO

                               CUSIP NO. 713727105

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul J. Solit

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (A)  [ ]
     (B)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.


NUMBER OF             5.   SOLE VOTING POWER
SHARES                     0
BENEFICIALLY
OWNED BY              6.   SHARED VOTING POWER
EACH                       1,429,125
REPORTING
PERSON WITH           7.   SOLE DISPOSITIVE POWER
                           0

                      8.   SHARED DISPOSITIVE POWER
                           1,429,125


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,429,125 shares of common stock consisting of 1,143.3 shares of Series B Convertible Preferred Stock ("B Shares") convertible into an aggregate of 1,143,300 shares of common stock and warrants to purchase 285,825 shares of common stock ("Warrants").


     (a) Potomac Capital Partners LP owns 504.2 B Shares and Warrants to purchase 126,050 shares of common stock, representing 8.7%;
     (b) Pleiades Investment Partners-R, LP owns 335 B Shares and Warrants to purchase 83,750 shares of common stock, representing 6.0%; and
     (c) Potomac Capital International Ltd. owns 304.1 B Shares and Warrants to purchase 76,025 shares of common stock, representing 5.5%.

     Please see Exhibit A attached hereto.

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.8%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN; HC

ITEM 1.
           (A)  NAME OF ISSUER

                PerfectData Corporation

           (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                825 Third Avenue, 32nd Floor
                New York, New York 10022

ITEM 2.
           (A)  NAME OF PERSON FILING

                This statement is being filed by (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.; and
                (iii) Paul J. Solit

           (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                (i), (ii), and (iii)

                153 E. 53rd Street,
                26th Floor
                New York, New York 10022

           (C)  CITIZENSHIP

                (i) New York
                (ii) New York
                (iii) U.S.

           (D)  TITLE OF CLASS OF SECURITIES

                Common Stock, par value $0.001 per share

           (E)  CUSIP NUMBER
                713727105


ITEM 3.    Not Applicable

5


ITEM 4.    OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

                Potomac Capital Management LLC
                Potomac Capital Management Inc.
                Paul J. Solit

           (a)  AMOUNT BENEFICIALLY OWNED:                           1,429,125
           (b)  PERCENT OF CLASS:  17.8%
           (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE      0
                (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE    1,429,125
                (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE
                       DISPOSITION OF                                0
                (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE
                       DISPOSITION OF                                1,429,125

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

           See Exhibit A attached hereto.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.

ITEM 10.   CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 12th day of July, 2005




                                      POTOMAC CAPITAL MANAGEMENT LLC

                                      By:    /s/      Paul J. Solit
                                            -----------------------
                                             Paul J. Solit, Managing Member

                                      POTOMAC CAPITAL MANAGEMENT INC.

                                      By:   /s/     Paul J. Solit
                                            ---------------------
                                            Paul J. Solit, President

                                      PAUL J. SOLIT

                                      By:   /s/ Paul J. Solit
                                            -----------------------
                                            Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A    Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B    Joint Filing Agreement dated July 12, 2005among Potomac Capital
             Management LLC, Potomac Capital Management, Inc. and Paul J. Solit